Exhibit (a)(1)(B)

From: stockadmin@merunetworks.com
Sent: Thursday, July 26, 2012   :     AM
To: Eligible Employee
Subject: IMPORTANT NEWS: Launch of Option Exchange Program

IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 9:00 P.M., PACIFIC TIME, ON AUGUST 22, 2012.

We are pleased to provide details of Meru Networks’ Stock Option Exchange Program. We encourage you to carefully read the “Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Options to Purchase Common Stock” as well as the other offering materials contained in the Schedule TO filed with the U.S. Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the Stock Option Exchange Program website referred to below and posted on the Company’s intranet. These materials will help you to understand the terms and conditions of our offer and the risks and benefits of participating in the Stock Option Exchange Program.

STOCK OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you’ll find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the Stock Option Exchange Program website. If you choose to participate, you should elect to do so through this website. To log into the website, please go to https://merunetworks.equitybenefits.com. Your login ID is your Meru Networks email address and your initial password is                 . You will be required to reset your password during your initial login.

ELIGIBILITY

All active employees (except for our chief executive officer) who reside in the U.S., U.K., India or Canada (as determined by us in our sole discretion) who are continuously employed by us or, as applicable, one of our subsidiaries from the commencement of the Stock Option Exchange Program until its expiration date are eligible to participate; provided that such employees hold outstanding options to purchase shares of our common stock with an exercise price greater than $2.00 per share that were granted under our 2002 Stock Incentive Plan or 2010 Stock Incentive Plan prior to the commencement of the offer and that remain outstanding and unexercised as of the expiration of the offer. Any option that vests upon the achievement of certain performance criteria is not eligible for exchange in the Stock Option Exchange Program.  The Company’s chief executive officer and non-employee members of our Board of Directors are excluded.

EXCHANGE DETAILS

You may elect to exchange one or more of your eligible option grants for a new option grant. Each eligible option you tender in the offer will be exchanged for a new option to purchase an equal number of shares, unless you are an “Eligible Officer” of the Company. For the purposes of the Stock Option Exchange Program, “Eligible Officers” are defined as the Company’s Chief Financial Officer; Chief Marketing Officer; Senior Vice President, Human Resources; Senior Vice President of Worldwide Operations; Senior Vice President, Worldwide Engineering; Senior Vice President of Worldwide Sales, Services & Support; General Manager of Education; General Manager of Hospitality & Entertainment; and Vice President and General Counsel.

If you are an Eligible Officer of the Company, the number of new options you receive will depend on the exercise price of the eligible options that you exchange. Each eligible option tendered by an Eligible Officer in the offer will be exchanged for a new option to purchase a lesser number of shares, as explained in more detail below.

Exchange Ratio for Employees who are not Eligible Officers

Exercise Price	Exchange Ratio (New Options / Eligible Options)
$2.01 or greater	1-for-1

Exchange Ratios for Eligible Officers

Exercise Price	Exchange Ratio (New Options / Eligible Options)
$2.01 - $4.61	1-for-1.4
4.62 - 7.00	1-for-1.9
7.01 - 12.00	1-for-2.9
12.01 or greater	1-for-6.5

If an Eligible Officer tenders an eligible option grant for a number of shares that is not evenly divisible by the applicable exchange ratio, the Eligible Officer will forfeit any resulting fractional option share. For example, if an Eligible Officer tenders a grant to purchase 10,000 shares with an exercise price of $7.00 per share, such officer will receive a new option grant to purchase 5,263 shares. The resulting 0.16 fractional option share will be cancelled and no consideration will be paid for cancellation of that fractional option share.

New options will be granted under our 2010 Stock Incentive Plan upon the terms and subject to the conditions set forth in the 2010 Stock Incentive Plan and a new option agreement between us and you. We intend to grant the new options on the first trading day following the close of the offer, which we currently expect to be August 23, 2012, unless we extend the offer, in which case the grant date will be similarly delayed. The exercise price of the new options will equal the closing sale price of our common stock as reported on The NASDAQ Global Market on the grant date. Additional key features of the new options will include:

•                  Type of Option: Non-qualified stock options for U.S. tax purposes.

•                  Vesting Period: New four-year vesting period, with a one-year cliff followed by vesting in 36 equal monthly installments.

•                  Exercisability: Exercisable as it vests.

•                  Option Term: New ten-year term.

TIMING

•                  The offering period begins now and will end at 9:00 p.m., Pacific Time, on August 22, 2012, unless Meru is required or decides to extend the offering period to a later date.

•                  Employees who wish to participate in the Stock Option Exchange Program must elect to participate during this window through the option exchange website. We will not accept any elections after 9:00 p.m., Pacific Time, on August 22, 2012, unless we are required or decide to extend the offering period to a later date.

•                  Based on our expected timeline, employees who choose to participate in the Stock Option Exchange Program will be granted new options on August 23, 2012.

HOW TO LEARN MORE

The election period for this program begins today. Please review the option exchange website for more information and instructions on how to elect to participate in the program, and change or withdraw a prior election before the end of the election period. There are many things to consider when deciding whether or not to participate in this program and we encourage you to carefully read the Offering Materials and to consult with your own financial, legal and/or tax advisors before deciding to participate.

Meru makes no recommendation as to whether you should participate in the Stock Option Exchange Program. You must make your own decision whether to participate.

If you have any questions about the Stock Option Exchange Program, please contact Option Exchange Administration at: optionexchange@merunetworks.com.